Mail Stop 3561

April 20, 2007

Via U.S. Mail

Regina R. Flood
Chief Executive Officer
Last Mile Logistics Group, Inc.
6675 Amberton Drive
Elkridge, Maryland 21075

**Re: Last Mile Logistics Group, Inc.
        Pre-effective Amendment No. 2 to Registration Statement on Form 10-SB
        Filed April 4, 2007
        File No. 000-52301**

Dear Ms. Flood,

        We have reviewed your responses to the comments in our letter dated January 24, 2006 and have the following additional comments. Please note that all page references below correspond to the marked courtesy version provided to the staff.

Costs of Being Registered under the Securities Exchange Act of 1934, page 18

1. We note your response to our prior comment 2 and your revision. Please further revise to state that it is your belief that these increased costs will be absorbed eventually by revenues.

Critical Accounting Policies and Estimates, page 23

2. Refer to our previous comment 5. Please expand your disclosures to also address the methodology used to value the stock options issued to Regina and Brian Flood on October 2, 2006 and to your controller on February 19, 2007. Your disclosures should contain the more detailed description of your methodology and estimates as described in Response 30 of your letter dated January 10, 2007. Please disclose the discount deemed appropriate by management due to the limited size of the company's operations and, if significant, explain how it was derived.

3. In this regard, we note that the private placements that took place in March 2007 were priced at fifteen cents per share. Please tell us whether the sales were to unrelated third parties and, if they were, please explain whether and how they compare with the assumptions you used to value the options issued in February 2007.

Management Compensation, page 27

Summary Compensation Table, page 27

4. Please add another column to indicate the dollar value of total compensation for the fiscal year. With respect to each named executive officer, disclose the sum of all amounts reported in the columns in the chart. Refer to Item 402(b)(2)(x) of Regulation S-B.

Employment Agreements, page 28

5. Please move this disclosure to immediately follow the Summary Compensation table. Refer to Item 402(c)(1) of Regulation S-B.

6. We note your disclosure that Regina and Brian Flood are entitled to receive performance bonuses as may from time to time be determined by the board and certain fringe benefits. Please include any bonuses earned in the fiscal year ended December 31, 2006 in a column in the Summary Compensation Table or advise. Refer to Item 402(b)(2)(iv) of Regulation S-B. Similarly, include any fringe benefits in the Table, as appropriate. Refer to Item 402(b)(2)(ix) of Regulation S-B.

Certain Relationships and Related Transactions, page 29

7. Please provide the disclosure required under Item 407(a) of Regulation S-B, as applicable. Refer to Item 7 of Form 10-SB.

Director Compensation, page 31

8. We note your disclosure that on October 2, 2006, you issued to James A. Rose, II, a former director and officer of the Company, warrants as compensation for services previously rendered as a director and officer. Please advise us why you have not included him in your Summary Compensation Table or included a Director Compensation table to include this disclosure. Refer to Item 402 of Regulation S-B.

Financial Statements

Income Statement, page 39

9. Please revise to classify the loss on impairment of goodwill as an operating expense. The gains and losses on the sales of assets should be similarly classified.

Note 7 – Basic Net Loss Per Share of Common Stock, page 48

10. Please also disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented pursuant to paragraph 40c of SFAS 128.

Note 9 – Financial Instruments, page 51

11. Please expand your disclosures to also address the long-term debt and the note payable to related parties.

Other

12. Please consider the updating requirements set forth in Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Susan Block at (202) 551-3210 with any other questions.

Regards,

Susan C. Block
Attorney-Advisor

cc: Gary Lipson Esq.
        Fax: (407) 423-7014